SIGNATURE EYEWEAR, INC.
                              498 North Oak Street
                               Inglewood, CA 90302


                                February 28, 2008


Mr. Kevin Vaughn, Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re: Your Letter of February 27, 2008 - File No. 000-23001
          -----------------------------------------------------

Dear Mr. Vaughn:

      We have received your letter providing comments on our Form 10-K for the year ended October 31, 2007. We submit the following responses to your comments:

Form 10-K for the Fiscal Year Ended October 31, 2007
----------------------------------------------------

Notes to Financial Statements, page 29
--------------------------------------

Notes 6. Shareholders' Equity, page 38
--------------------------------------

1. We note that you issued warrants to purchase 300,000 shares of common stock in connection with the issuance of 300,000 shares of common stock during fiscal 2007. Please revise future filings to disclose the material terms of outstanding warrants and to disclosure your accounting for outstanding warrants. As appropriate, include disclosure of how you determine the value of the outstanding warrants.

      COMPANY RESPONSE

      In future filings the Company will disclose the material terms of outstanding warrants and its accounting for outstanding warrants. As appropriate, the Company will include disclosure of how it determined the value of the outstanding warrants.

      The Company anticipates that it would next make this disclosure in the notes to its annual financial statements, and thus such disclosure would be made in the financial statements included in its Form 10-K for its fiscal year ending October 31, 2008. The Company would not normally include this level of disclosure regarding outstanding warrants in the notes to its interim financial statements, and thus does not propose to include this full disclosure in its Form 10-Qs for fiscal 2008.

Exhibit 31.1 and 31.2
---------------------

2. We note that the certifications filed pursuant to Exchange Act Rule 13a-14(a) and Section 1350 of Title 18 of the United States Code are not dated. Please amend the

Mr. Kevin Vaughn, Branch Chief
Securities and Exchange Commission
February 28, 2008
Page 2


      entire filing to include currently dated certificates filed pursuant to
      Item 601(b)(31) and (32) of Regulation S-K.

      COMPANY RESPONSE

      On February 28, 2008, the Company filed an amended Form 10-K, including dated certifications. Please also note that we have included in this filing Exhibit 23.1, the accountants' consent. We are not providing you with a separate marked copy of the filing because the changes made are easily reviewed (dating on the certifications and new Exhibit 23.1).

                                      * * *

      The Company acknowledges that:

      o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      o The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please contact the undersigned with any questions regarding this response.



                                                    Very truly yours,

                                                    SIGNATURE EYEWEAR, INC.

                                                    /s/ Michael Prince
                                                    Michael Prince
                                                    Chief Executive Officer
                                                    and Chief Financial Officer